     TRANSGLOBE ENERGY CORPORATION
PROVIDES MID-QUARTER UPDATE FOR Q2 2010 AND
NOTICE OF CAPP OIL & GAS INVESTMENT SYMPOSIUM PARTICIPATION

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, June 3, 2010 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide a mid-quarter production and operations update for the second quarter of 2010 and announces the Company’s attendance at the 2010 Canadian Association of Petroleum Producers’ (“CAPP”) Oil & Gas Investment Symposium in Calgary, Alberta.

All dollar values are expressed in United States dollars unless otherwise stated.

2010 GUIDANCE
Mid-Q2 2010 status

Production:

  On target for 2010 guidance of 10,000 to 10,500 barrels of oil per day (“Bopd”) (mid-point: 10,250 Bopd);
  May production was 9,658 Bopd (7,053 Bopd Egypt; 2,605 Bopd Yemen); and
  April production was 9,205 Bopd (6,577 Bopd Egypt; 2,628 Bopd Yemen).

Funds flow from operations:

  On target for $70.0 million ($1.06/share), assuming mid-point of production guidance and $65.00/Bbl Dated Brent oil price for balance of the year;
  Would increase to $78.0 million ($1.18/share) using $75.00/Bbl Dated Brent oil price for the balance of the year; and
  Would decrease to $64.0 million ($0.97/share) using $55.00/Bbl Dated Brent oil price for the balance of the year.

Capital program:

  2010 capital program unchanged at $63.0 million (78% Egypt; 22%Yemen);
  Planned drilling of 37 wells (25 Development, 12 Exploration) with 24 wells (16 Development, 8 Exploration) planned for Egypt and 13 wells (9 Development, 4 Exploration) planned for Yemen;
  To date, 10 wells have been drilled in Egypt resulting in 8 oil wells (6 in West Gharib, 2 in East Ghazalat) and 2 dry holes in East Ghazalat;
  Drilling commenced on Block S-1 in Yemen on June 1; and
  The Company continues evaluate opportunities to expand the 2010 capital program in Egypt and the region.

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, TransGlobe operated)

Operations and Exploration

The Arta #13 well was drilled as a western extension to the Arta Nukhul pool. The well was cased and completed as a 10-15 Bopd Nukhul oil well. The Arta #13 well will be fracture stimulated (“frac’d”) as part of the June frac program at Arta.

The East Arta #2 well was drilled as a down dip eastern extension to the Arta Nukhul pool. The well encountered oil in the Nukhul formation and was cased as a potential Nukhul oil well. The well will be completed in the next two weeks and is scheduled for a frac toward the end of the June frac program. The down dip East Arta #2 well has confirmed a minimum oil column over 1,000 feet from the highest well in the pool to East Arta #2 which is the structurally lowest well drilled to date in the pool. Based on preliminary in-house deterministic volumetric estimates, the Petroleum Initially in Place (“PIIP”) has increased from 28 million barrels (“MMBbl”) to 36 MMBbl.

The drilling rig will move to Arta #14 to test the southeast extension to the Arta pool. Following Arta #14, the rig is scheduled to drill the East Arta #3 exploration prospect and the East Arta #4 exploration prospect. The East Arta exploration prospects are targeting Nukhul structures with an estimated PIIP of 4.3 MMBbl and 12.5 MMBbl, respectively, based on in-house estimates using the P-mean case.

A second drilling rig (1,500 HP) has been contracted to focus on exploration/appraisal projects in the southern development leases (Hana, Hoshia, West Hoshia and Fadl) which are typically deeper tests. The new rig is rigged up on the Hana West #9 location and is expected to commence drilling on or about June 6, following rig acceptance testing. Hana West #9 is an appraisal well targeting the Lower Rudeis, Kareem and Shagar oil zones found in Hana West #8. The Hana West #8 Lower Rudeis production has stabilized in the 350 Bopd range.

In February, the Company successfully frac’d the Nukhul formation in Arta #9 followed by three additional fracs in mid-March at Arta #2, Arta #4 and Arta #8. The wells have been placed on production and the early production rates indicate they will stabilize in the 100-300 Bopd range per well which represents a more than tenfold increase over the pre-frac rates. Total Arta field production has increased from an average of 130 Bopd in January 2010 to approximately 900 Bopd in April and 830 Bopd in May.

The June frac program includes a four-staged frac in the Arta #12 horizontal well (drilled in Q4-2009) followed by up to four vertical well fracs at Arta #6, Arta #13, Arta #1 and East Arta #2. The Arta #12 frac will be the first, multi-stage, horizontal well fracture stimulation in Egypt. The specialty packers from Canada arrived in Egypt on June 1. Following the installation of the liner and packer assemblies in the 1,500 foot horizontal section, it is expected the four-stage (600,000 pound) frac will be pumped late next week. The additional four wells are scheduled for the following week. Initial production results from the June frac program are expected in late June/early July.

The Nukhul producers at Hoshia, North Hoshia and South Rahmy fields are also being evaluated for fracture stimulations and additional Nukhul development drilling.

Production

Production from West Gharib averaged 7,053 Bopd to TransGlobe during May, up from 6,577 Bopd to TransGlobe during April.

East Ghazalat Block, Arab Republic of Egypt (50% working interest)

Operations and Exploration

As previously announced on June 1, 2010, TransGlobe is pleased to announce that oil was recovered on test from Safwa NW-1, its latest exploration well in the East Ghazalat Concession in the Western Desert of Egypt. Wire line logs across the Lower Bahariya Formation confirmed approximately 30 feet of net, producible oil-bearing reservoir with an average porosity exceeding 20%. A 14 foot interval was perforated and tested at a rate of 250 barrels of light, 34º API oil per day. The well is currently suspended awaiting a full test.

The Safwa NW-1 well is located 2.5 kilometers to the northwest of the Safwa #1 discovery well which tested 300 Bopd from the same formation. Safwa NW-1 was the fourth well and the second discovery in the exploration drilling program conducted by operator Vegas Oil & Gas SA (“Vegas”) in partnership with TransGlobe. The next planned well is located approximately 1.7 kilometers northeast of Safwa NW-1 to further appraise the Safwa structure. Fracture stimulation to increase oil production rates from the Bahariya Formation is also being investigated. Based on in-house estimates, the PIIP of the total Safwa structure is 20.6 MMBbl, using the probabilistic P-mean case.

In addition to the Safwa structure, mapping continues on several prospects and leads identified on 3-D seismic on the southwestern portion of the block.

The 858 km2 East Ghazalat Concession is located in the prolific Abu Gharadiq basin of Egypt’s Western Desert, approximately 250 kilometers west of Cairo. East Ghazalat was awarded to Vegas on June 5, 2007 and is currently in the first, three-year exploration period which ends in early June of 2010. There are two additional exploration period extensions of two years each. Subject to approval of the Egyptian Government, 25% of the original concession will be relinquished prior to entering the respective extension periods. All work commitments for the first, three-year exploration period have been met.

Nuqra Block 1, Arab Republic of Egypt (71.43% working interest, TransGlobe operated)

Operations and Exploration

TransGlobe plans to drill two exploration wells commencing in late 2010/early 2011 subject to rig availability. The Company has mapped five prospects in the eastern extension of the Kom Ombo sub- basin where the Al Baraka oil field was discovered by Dana Gas. The final exploration well locations are subject to partner and government approvals which are expected in the third quarter.

The following table is a summary of the current Nuqra prospects:

Name	Status	Gross PIIP* (MMBbl)
Diwan	Prospect	46.0
Selsella	Prospect	13.6
Raghama	Prospect	162.0
Dabud	Lead	37.2
W Diwan	Lead	22.4

* Internally estimated PIIP using the probabilistic P-mean case.

YEMEN EAST - Masila Basin

Block 32, Republic of Yemen (13.81% working interest)

Operations and Exploration

The joint venture partners have approved two development wells for the Godah pool in 2010. Godah #11 has been approved and is expected to spud in the third quarter.

Production

Production from Block 32 averaged 4,557 Bopd (629 Bopd to TransGlobe) during May and 4,559 Bopd (630 Bopd to TransGlobe) during April.

Block 72, Republic of Yemen (33% working interest)

Operations and Exploration

The Block 72 joint venture partnership entered the second, 30-month exploration period in January 2009 which carries a commitment of one exploration well. The Block 72 joint venture partnership has entered into a letter of intent to farm-out a portion of their interests in Block 72 to a third party, subject to a formal farm-in agreement and approval by the Ministry of Oil and Minerals. The farm-out will allow the Company to allocate more of its 2010 budget to projects in Egypt. The exploration well planned for the second half of 2010 is targeting a fractured basement prospect on the northern portion of Block 72.

YEMEN WEST - Marib Basin

Block S-1, Republic of Yemen (25% working interest)

Operations and Exploration

Drilling commenced at An Nagyah #25 on June 1. An Nagyah #25 is the first of up to eight horizontal development wells planned for the producing An Nagyah pool. An Nagyah #25 is targeting the main Lam A pool.

In addition to An Nagyah development drilling program, two exploration wells (one on Block S-1 and one on Block 75) and a horizontal appraisal well in the Osaylan pool are planned.

It is expected that the Block S-1 exploration well (An Nagyah Basement) will be drilled late in the third quarter, with the Block 75 exploration well planned for end of 2010 / early 2011.

An Nagyah Basement exploration well is targeting a separate Lam terrace adjacent to the producing An Nagyah field and a fractured Basement prospect under the main field. The well will be drilled vertically through the Lam formation and then directionally drilled at a high angle into the Basement structure. The well is targeting a gross PIIP of 21.2 MMBbl in the Lam prospect and 73.1 MMBbl in the fractured Basement prospect, based on internally generated estimates using the respective probabilistic P-mean case.

Production

Production from Block S-1 averaged 7,904 Bopd (1,976 Bopd to TransGlobe) during May and 7,991 Bopd (1,998 Bopd to TransGlobe) during April.

Block 75, Republic of Yemen (25% working interest)

Operations and Exploration

The Production Sharing Agreement for Block 75 was ratified and signed into law effective March 8, 2008 and is currently in the first, three-year exploration period. A 3-D seismic acquisition program was completed in 2009. Interpretation and mapping of the new 3-D is nearing completion. Subject to partner and government approval, it is expected that the location of first exploration well on Block 75 will be finalized in the third quarter of 2010.

INVESTOR PRESENTATION – 2010 CAPP Oil & Gas Investment Symposium

TransGlobe also announces that Mr. Lloyd W. Herrick, Vice President and Chief Operating Officer, will make a presentation on the Company’s activities at the CAPP Oil & Gas Investment Symposium at the Hyatt Regency Calgary (700 Centre Street S.E.) on Tuesday, June 15 at 10:30 a.m. Mountain Time and Wednesday, June 16 at 11:20 a.m. Mountain Time. The presentation on Tuesday, June 15 at 10:30 a.m. Mountain Time (12:30 p.m. Eastern Time) will be webcast. A link to the webcast will be provided on the home page of TransGlobe’s Web site at www.trans-globe.com next week.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:
Investor Relations
Scott Koyich
Telephone: 403.264.9888
E-mail: investor.relations@trans-globe.com
Web site: www.trans-globe.com